Room 4561

July 12, 2006

Mr. Sunil Wadhwani
Co-Chairman of the Board, Chief
  Executive Officer and Director
iGate Corporation
1000 Commerce Drive, Suite 500
Pittsburgh, PA 15275

> **Re:** **iGate Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-21755**

Dear Mr. Wadhwani:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1. –Summary of Significant Accounting Policies

(s) Revenue Recognition, page 50

1. We note from disclosure on page 1 that the Company performs software application development. Tell us how you considered the applicability of SOP 97-2 to these types of arrangements.

2. We note that revenues on fixed-price contracts are recognized using the proportional performance method and that performance is determined by relating the actual cost of work performed to date to the estimated total cost for each contract. Under the proportional performance method, the determination of the pattern of performance should focus on the pattern in which service is provided to the customer, rather than on the pattern in which money or effort is expended by the service provider. Please describe, in reasonable detail, why you believe that using this cost information appropriately measures performance under your contracts.

Note 14. - Income Taxes, page 70

3. Please explain to us in more detail the reasons for the material fluctuations in your effective tax rates. As part of your response, tell us more about the $2.2 million reversal of previously accrued amounts. In addition, explain why you believe that your brief MD&A disclosures on pages 24 and 28 provide readers with an adequate understanding of these large fluctuations.

Item 9A. – Controls and Procedures

Management's Report on Internal control over Financial Reporting, page 78

4. We note your statement that Management has completed its assessment of the effectiveness of the Company's internal control over financial reporting and has not identified any material weaknesses as of December 31, 2005. However, your report does not appear to include a statement as to whether or not internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K. Please explain to us why you did not provide such a statement within the report as required. In addition, explain how your auditors were able to express an unqualified opinion on your assessment considering the requirements described in paragraph 162 and 166(d) of PCAOB Auditing Standard No. 2.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief